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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                       AMENDMENT NO. 3 (FINAL AMENDMENT)
                                       TO

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
          (UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               JASON INCORPORATED
                                (Name of Issuer)
                            ------------------------
                               JASON INCORPORATED
                         SAW MILL CAPITAL FUND II, L.P.
                             JASON HOLDINGS, INC. I
                               Vincent L. Martin
                                   Mark Train
                           (Name of Person(s) Filing)
                            ------------------------

    COMMON STOCK, PAR VALUE $0.10 PER SHARE                         471171108
        (Title of Class of Securities)                (CUSIP Number of Class of Securities)

                               VINCENT L. MARTIN
                                    Chairman
                               Jason Incorporated
                     411 East Wisconsin Avenue, Suite 2120
                           Milwaukee, Wisconsin 53202
                                 (414) 277-9300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications
                   on Behalf of Person(s) Filing Statements)
                            ------------------------
                                   COPIES TO:

            K. THOR LUNDGREN, ESQ.                            FREDERICK TANNE, ESQ.
         Michael Best & Friedrich LLP                           Kirkland & Ellis
           100 East Wisconsin Avenue                          153 East 53rd Street
          Milwaukee, Wisconsin 53202                        New York, New York 10022

This statement is filed in connection with (check appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Act").

b.  [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ] A tender offer.

d.  [ ] None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are the preliminary copies. [ ]

    Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                           CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                AMOUNT OF FILING FEE
      ----------------------                --------------------
          $206,190,206.62                        $41,238.04

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* The filing fee was determined based upon the product of (a) the 17,880,311 shares of common stock, par value $0.10 per share, proposed to be acquired by the acquiror (which does not include the minimum of 2,555,042 shares which will be owned by the acquiror prior to the merger), and (b) the merger consideration of $11.25 per share of common stock, plus $5,036,707.62 payable to holders of options and warrants to purchase shares of common stock in exchange for the cancellation of such options and warrants (the "Total Consideration"). The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the Total Consideration.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previously filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $41,276.55
Filing Party: Jason Incorporated, Saw Mill Capital Fund II, L.P., Calendar Holdings, Inc., Calendar Acquisition Corp., Vincent L. Martin and Mark Train

Form or Registration No: Schedule 13E-3
Date Filed: March 24, 2000

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                                  INTRODUCTION

         This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Final Amendment") amends the Rule 13e-3 Transaction Statement on
Schedule 13E-3 filed with the Securities and Exchange Commission on March 24, 2000 (as previously amended, the "Schedule 13E-3"). Except as specifically set forth in this Final Amendment, all information in the Schedule 13E-3 remains unchanged and is incorporated herein by reference. This Final Amendment is being filed by Jason Incorporated, a Wisconsin corporation (the "Company") and the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, Saw Mill Capital Fund II, L.P., a Delaware limited partnership ("Saw Mill"), Jason Holdings, Inc. I, a Delaware corporation (f/k/a Calendar Holdings, Inc., "Parent") and Vincent L. Martin and Mark Train (the Chairman and Chief Executive Officer, respectively, of the Company and collectively the "Management Shareholders"). This Final Amendment and the Schedule 13E-3 relate to the Agreement and Plan of Merger, dated as of January 30, 2000 (as amended, the "Merger Agreement"), among the Company, Saw Mill, Parent, Calendar Acquisition Corp., a Wisconsin corporation ("Merger Sub") and the Management Shareholders, pursuant to which the parties agreed that Merger Sub would be merged (the "Merger") with and into the Company.

         This Final Amendment is being filed with the Securities and Exchange Commission pursuant to Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the results of the Merger. The Company was the surviving corporation in the Merger. Merger Sub, which was a party to the Merger Agreement and the Merger, is not a party to this Final Amendment because it no longer exists as a corporation as a result of the Merger, which was consummated on August 4, 2000.

ITEMS 1, 4, 11 AND 15

         Items 1, 4, 11 and 15 of the Schedule 13E-3 are hereby amended and supplemented to add the following information:

         The annual meeting of the Company was held on June 27, 2000 (the "Annual Meeting"). May 30, 2000 (the "Record Date") was the record date for shareholders entitled to notice of, and to vote at, the Annual Meeting. 20,528,377 shares of the Company's common stock, $.10 par value per share (the "Common Stock"), were outstanding on the Record Date. At the Annual Meeting, 17,687,059 shares of Common Stock (86.159% of all shares of Common Stock entitled to vote and 99.856% of all shares of Common Stock actually voted with respect to the Merger) were voted in favor of the Merger, 24,605 shares of Common Stock were voted against the Merger and 942 shares abstained from voting. Articles of Merger were filed by the Company and Merger Sub on August 4, 2000 and, accordingly, the Merger was consummated and became effective on that date.

         As a result of the consummation of the Merger, (a) each outstanding share of Common Stock other than (i) Common Stock owned by the Company or its subsidiaries, (ii) Common Stock owned by Merger Sub and its affiliates (including 2,437,262 shares of Common Stock owned by the Management Shareholders which was contributed to Parent prior to the Merger) and (iii) Common Stock owned by shareholders who perfected their dissenters' rights in accordance with Wisconsin law, were converted into the right to receive $11.25 in cash without

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interest thereon (the "Merger Consideration"); and (b) each outstanding option to acquire a share of Common Stock was converted into the right to receive an amount per share equal to the Merger Consideration minus the exercise price per share for each such option, without interest thereon.

         Immediately after the Merger, Parent owned 100% of the Company, Saw Mill owned approximately 50% of Parent, the Management Shareholders owned approximately 35% of Parent and certain other members of management of the Company owned approximately 7% of Parent.

                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

Dated: August 16, 2000         JASON INCORPORATED


                                By: /s/ Mark Train
                                   ----------------------------------------
                                   Name:  Mark Train
                                   Title:  Chief Executive Officer

                               SAW MILL CAPITAL FUND II, L.P.

                                By:  Saw Mill Investments II, LLC,
                                     Its General Partner


                                By: /s/ Howard Unger
                                   ----------------------------------------
                                   Name:  Howard Unger
                                      Title:  President

                                JASON HOLDINGS, INC. I


                                By: /s/ John Hengel
                                   -----------------------------------------
                                Name:  John Hengel
                                   Title:  Vice President

                                   /s/ Vincent L. Martin
                                   -----------------------------------------
                                   Vincent L. Martin

                                   /s/ Mark Train
                                   -----------------------------------------
                                   Mark Train